

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2021

Michael DePasquale
Chief Executive Officer
BIO-key International, Inc.
3349 Highway 138
Building A, Suite E
Wall, NJ 07719

> **Re: BIO-key International, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 13, 2021**
> **File No. 333-257875**

Dear Mr. DePasquale:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997, or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Vincent Vietti